UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-D ☐ Form N-SAR ☐ Form N-CSR
(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Embassy Bancorp, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

100 Gateway Drive

(Address of Principal Executive Office (Street and Number))

Bethlehem, PA 18017

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

Embassy Bancorp, Inc. (the “Registrant”) filed its Form 10-Q for the period ended March 31, 2023 (“Form 10-K”) on March 15, 2023, but the final filing was not electronically processed and accepted until after the Commission’s 17:30:00 deadline on March 15, 2023, and this delay could not have been eliminated by the Registrant without unreasonable effort or expense.  Therefore, the effective date of the filing was March 16, 2023, warranting this Form 12b-25 filing. Though the Registrant was able to complete a test filing of the Form 10-Q prior to the 17:30:00 filing deadline, the final filing of the Form 10-Q was not accepted until 17:41:42, which is beyond the Commission’s daily filing cutoff time, due to technical delays associated with the Registrant’s EDGAR access codes.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey C. Skumin	(610)	332-0979
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Embassy Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2023	By	/s/ Judith A. Hunsicker
Judith A. Hunsicker

First Executive Officer, Chief Operating Officer, Secretary and Chief Financial Officer